Exhibit 99.1

News Release	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 21, 2010	James A. Graner (612) 623-6635
GRACO REPORTS FIRST QUARTER SALES AND EARNINGS
IMPROVED PERFORMANCE LED BY SOLID REVENUE GROWTH
MINNEAPOLIS, MN (April 21, 2010) - Graco Inc. (NYSE: GGG) today announced results for the quarter ended March 26, 2010.
Summary
$ in millions except per share amounts

	First Quarter Ended
	March 26,	March 27,	%
	2010	2009	Change

Net Sales	$164.7	$137.9	19%
Net Earnings	20.6	2.8	640%
Diluted Net Earnings per Common Share	$0.34	$0.05	580%
•	Sales and operating earnings each increased by $27 million.

•	Sales increased in all divisions and regions

•	Asia Pacific contributed more than half of the sales increase, and Europe increased by 17 percent.

•	Gross margin rate of 54 percent was 7 1/2 percentage points higher than last year’s first quarter rate.

•	Operating earnings as a percentage of sales increased to 20 percent, up from 4 percent for the first quarter last year.
“This year’s first quarter results are significantly better than last year’s low-point, but are still below our pre-recession results of 2008,” said Patrick J. McHale, President and Chief Executive Officer. “We’re encouraged by the business tempo in our international markets, especially in developing countries. While we’re pleased with the improvement in our Lubrication segment, a return to historical operating margins will require significant additional volume as we continue to invest in growth initiatives. We remain cautious about the short-term base business prospects for our Contractor segment in North America and Western Europe as the residential recovery is still weak and commercial construction markets remain depressed. Nevertheless, we’re optimistic that our new product introductions in Contractor may provide some upside to the difficult end-market conditions as the year progresses.”
Consolidated Results
Sales for the first quarter increased 19 percent, with 3 percentage points of the increase from currency translation. Sales increased 8 percent in the Americas, 17 percent in Europe (11 percent at consistent translation rates) and 65 percent in Asia Pacific (55 percent at consistent translation rates).
Gross profit margin, expressed as a percentage of sales, was 54 percent, up from 47 percent for the first quarter last year. The increase included approximately 1 1/2 percentage points from the favorable effects of currency translation. Costs related to workforce reductions lowered the 2009 first quarter gross margin rate, accounting for approximately 2 percentage points of the increase in 2010. Higher production volume in 2010 contributed approximately 1 1/2 percentage points to the increase in gross margin rate. Lower material and pension costs, price increases and product mix also contributed to the increase in margin rate.
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Total operating expenses were down 3 percent. The effects of cost reduction actions in 2008 and 2009 and lower pension expense were partially offset by the effects of currency translation and increases in bad debt expense and incentives.
The effective income tax rate of 34 1/2 percent was 1 percentage point higher in 2010 compared to 2009. The federal R&D credit has not been renewed for 2010, so no credit is included in the 2010 rate.
Segment Results
Certain measurements of segment operations are summarized below:

	First Quarter
	Industrial	Contractor	Lubrication

Net sales (in millions)	$96.8	$50.8	$17.1
Net sales percentage change from last year	29%	7%	13%
Operating earnings as a percentage of net sales
2010	31%	10%	10%
2009	15%	3%	(9)%
Sales increased in all segments. Industrial Products increased 29 percent (24 percent at consistent translation rates), Contractor increased 7 percent (4 percent at consistent translation rates) and Lubrication increased 13 percent (9 percent at consistent translation rates). Improved operating earnings of all segments reflect the effect of higher sales and the lower cost structure resulting from workforce and other spending reduction actions taken in the fourth quarter of 2008 and the first quarter of 2009.
Outlook
“We believe that our improved operating results reflect the strength of our business model and competitive position,” said Patrick J. McHale, President and Chief Executive Officer. “During the recession, we remained committed to making significant organic growth investments in new product development, international sales people and our global distribution channel. While these investments weighed on short-term profitability in the face of significant revenue declines, we are confident that this approach is working and has positioned us well to deliver solid long-term shareholder returns.”
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Page 3 GRACO
Cautionary Statement Regarding Forward-Looking Statements
A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Annual Report to shareholders, which reflects the Company’s current thinking on market trends and the Company’s future financial performance at the time it is made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.
The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2009 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov.
Conference Call
Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 22, 2010, at 11:00 a.m. ET, to discuss Graco’s first quarter results.
A real-time Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.
For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on April 22, 2010, by dialing 800.406.7325, Conference ID #4282472, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3030, with the same Conference
ID #. The replay by telephone will be available through April 27, 2010.
Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.
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GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended
(in thousands, except per share amounts)	March 26,	March 27,
	2010	2009
Net Sales	$164,721	$137,880
Cost of products sold	75,426	73,552

Gross Profit	89,295	64,328
Product development	9,474	10,051
Selling, marketing and distribution	29,160	31,933
General and administrative	17,955	16,215

Operating Earnings	32,706	6,129
Interest expense	1,080	1,366
Other expense, net	161	595

Earnings Before Income Taxes	31,465	4,168
Income taxes	10,900	1,400

Net Earnings	$20,565	$2,768

Net Earnings per Common Share
Basic	$0.34	$0.05
Diluted	$0.34	$0.05
Weighted Average Number of Shares
Basic	60,206	59,638
Diluted	60,713	59,903
Segment Information (Unaudited)

	Thirteen Weeks Ended
	March 26,	March 27,
	2010	2009
Net Sales
Industrial	$96,792	$75,232
Contractor	50,797	47,448
Lubrication	17,132	15,200

Total	$164,721	$137,880

Operating Earnings
Industrial	$30,474	$11,495
Contractor	4,883	1,239
Lubrication	1,707	(1,436)
Unallocated corporate (expense)	(4,358)	(5,169)

Total	$32,706	$6,129

All figures are subject to audit and adjustment at the end of the fiscal year.
The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com

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